UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 3,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 ASX:ELV • NASDAQ:ELVR  Elevra Lithium  Providing a Secure and Reliable Supply of Lithium in North America  JUNE 2026

Introducing Elevra Lithium

North America's Leading Hard-Rock Lithium Producer



Moblan
Stage: Studies
Ownership: 60%
North American Lithium
Stage: Production
Ownership: 100%
Authier
Stage: Studies
Ownership: 100%
Carolina Lithium
Stage: Studies
Ownership: 100%

Investment Highlights:

ASX: ELV | NASDAQ: ELVR

Scale	#1 North American hard rock pure-play lithium producer Combined lithium Ore Reserve Estimate of 106Mt @ 1.15% Li_2O and M& I&I Mineral Resource estimate totalling 229Mt @ 1.14% Li_2O[1]
Growth	NAL expansion study confirms lower costs and strong returns with staged production growth commencing CY27[2] Diversified growth portfolio with medium term growth at Moblan
Strategically Positioned	Only major North American hard-rock lithium project in production Growing engagement with U.S. and Canadian government stakeholders to support critical mineral supply chains

Business Highlights:

YTD FY26 Operations[3]	Financial	Corporate
143,489 Dry metric tonnes produced	**US$167 million** YTD FY26 revenue	**US$1,887 million[4]** Pro-Forma market cap
147,517 Dry metric tonnes sold	**US$840** YTD FY26 unit operating cost	**193 million[4]** Pro-Forma shares outstanding
66% Recovery	**US$321 million[4]** Pro-Forma net cash	**229 Mt @ 1.14% Li_2O** Attributable Measured & Indicated & Inferred Mineral Resource Estimate[1]

1. *Combined spodumene ore reserve estimates and mineral resource estimates (inclusive of reserves). Ore reserve and mineral resource estimates reported in accordance with the JORC code. Metrics as reported and shown on a net attributable basis. See appendix for support.*
2. *ASX release "Updated NAL Expansion Scoping Study Defines Faster Growth and Lower Costs" released 12 May 2026.*
3. *ASX release "March 2026 Quarterly Activities Report" released 23 April 2026.*
4. *Pro-Forma net cash, market cap, and shares outstanding reflect Elevra's capital structure following the strategic financing announced 12 May 2026.*

ELEVRA LITHIUM

2

The Elevra Strategy

Disciplined delivery remains central to our strategy

01

Optimise Existing Operations

Focused on optimising production sustainably and maximising returns and cashflow generation for NAL

Next 18 Months

- Increase grade control drilling to deliver better mine performance
- Production and cost optimisation
- Continued mill utilisation and throughput improvement
- Recovery optimisation
- Logistics cost reduction
- Improve safety and environmental performance

02

Develop Assets Following Expanded Resource Base

Deliver portfolio potential through the development of upstream assets off the back of an expanded resource base

Next 18 Months

- Deliver NAL expansion stage 1 based on expanded resource base and updated Scoping Study
- Revisit Moblan DFS with focus on benefits of increased reserve base, capital intensity & sizing
- Advance Moblan approvals and permitting (~5 year lead time)

03

Integrate into the Supply Chain Via Strategic Partnerships

To lock in demand, access end markets, establish a vertically integrated supply chain, and fund the accelerated development of Elevra's portfolio via downstream partnerships

Next 18 Months

- Complete a Definitive Offtake Agreement with Mangrove Lithium[1]
- Build on partnership opportunities, including support from the government, to further advance downstream development in Quebec
- Focus on options to enable development pathways for Moblan greenfield and NAL brownfield expansion

1. *Elevra signed a non-binding Memorandum of Understanding to supply Mangrove Lithium with spodumene concentrate produced at North American Lithium. See ASX release dated 10 February 2026 entitled "Elevra Signs Non-Binding Memorandum of Understanding for Spodumene Concentrate Offtake with Mangrove Lithium"*

ELEVRA LITHIUM
3

 Improved operational discipline and cash generation  Record plant utilisation and process modifications drove improved production with Q3 FY26 concentrate production of 47kt  Lithium recovery improved to 66% with efforts to improve ore sorting delivering feed with higher lithium and lower iron content  Ore uncovered increased 25% QoQ, enabling better feed consistency  NAL generated US$41 million in operating cashflow with higher realised sales price partially offset by higher unit operating costs  NAL Operational Performance  Operational focus on ore quality translated to improved recoveries and production  NAL Global Recovery and Mill Utilisation1  NAL Concentrate Production and Unit Operating Costs Sold (FOB)1  ELEVRA LITHIUM  4  See ASX release “March 2026 Quarterly Activities Report” released 23 April 2026.

NAL Expansion Transforms Elevra into a Larger, Lower Cost Producer

Expanded output and lower unit costs create a pathway to improved cash flow generation

Increased Scale

- Strengthens NAL's position as a cornerstone asset in North America
- Larger production base increases commercial flexibility and partnership opportunities

Average Annual NAL Production Capacity

Average LOM SC5.4[1], kdmt



+74%
194
315
338
Base Case
Post Expansion (Previous Scoping)
Post Expansion (Current Scoping)

Lower Unit Costs

- Throughput expansion structurally lowers operating cost per tonne
- Lower cost base improves margins and cash flow resilience across lithium price cycles

C1 Cost of Concentrate

Average LOM US$/dmt[1]



(21%)
793
630
628
Base Case
Post Expansion (Previous Scoping)
Post Expansion (Current Scoping)

Capital Efficient Expansion

- Existing infrastructure enables high-return growth with limited incremental capital intensity
- Faster development timeline accelerates value creation

Total Initial Capex

US$M[1]



270
270
139
60
71
Stage 3
Stage 2
Stage 1
Post Expansion (Previous Scoping)
Post Expansion (Current Scoping)

Long-term value creation

- Higher production and lower unit costs materially expand cash flow generation potential
- Improved margin durability offers resilience through commodity price cycles

$NPV_{8\%}$ (post-tax)[2]

US$M[1]



+45%
1,587
2,305
Base Case
Post Expansion

1. See ASX release "Updated NAL Expansion Scoping Study Defines Faster Growth and Lower Costs" released 12 May 2026. Figures converted from Canadian dollars to United States dollars using USD/CAD = 1.35.
2. Total NAL project NPV post tax. See ASX release "Updated NAL Expansion Scoping Study Defines Faster Growth and Lower Costs" released 12 May 2026.

ELEVRA LITHIUM
5

Accelerated NAL Brownfield Expansion Plan and Key Next Steps

Clear pathway to fast-track additional production with lower unit operating costs[1]

	Debottlenecking steps	Capital cost[2]	Uplift[3]	Capacity[3]
Stage 1 **Mill Optimisation**	• Debottleneck existing circuits through targeted upgrades to crushing, grinding, flotation and separation systems to improve efficiency and support throughput at the 4,500tpd permitted rate • Cost savings resulting from dilution of fixed costs on increased production	A$103M (US$71M)	↑ ~34ktpa increase in annual spodumene production (+15-20% increase)	~228 ktpa
Stage 2 **Mill Expansion**	• Expand capacity through duplication of processing circuits, including additional milling, magnetic separation, flotation and thickening capacity • Supplement crushing capacity with temporary use of mobile crushing to achieve 6,500tpd throughput	A$87M (US$60M)	↑ ~110ktpa incremental production increase to 338ktpa production capacity	~338 ktpa
Stage 3 **Full Production**	• Replacement of mobile crushing circuit, upgrade existing crushing circuit and implement new ore sorting circuit to sustain throughput gains • Further cost optimisation related to lower crushing costs, improved feed quality, recovery and sustained concentrate grade	A$202M (US$139M)	↑ Crushing and ore sorting cost efficiencies	~338 ktpa



Scoping Study
Project Evaluation
Updated Scoping Study
Stage 1 – Mill Optimisation
Stage 2 – Mill Expansion
Stage 3 – Full Production
✓ Completed
✓ Completed
✓ Completed
Mid CY27[4]
CY28[4]
CY29[4]

1. See ASX release "Updated NAL Expansion Scoping Study Defines Faster Growth and Lower Costs" released 12 May 2026.
2. Forecast FX Rate: USD/AUD 1.45, USD/CAD 1.35.
3. ~34ktpa (SC5.4) production increase calculated at 17.5% uplift to NAL Base case production capacity of 194ktpa. ~110kpta (SC5.4) incremental production increase calculated as 338ktpa expansion capacity minus Base Case 194ktpa capacity plus 34ktpa uplift from Stage 1 of expansion.
4. Proposed dates and timing is indicative and are the current target of Elevra.

ELEVRA LITHIUM
6

Growth Projects

A unique North American investment opportunity with a cornerstone operating asset and strategic growth projects

NAL Expansion
(100%)



Leading North American open pit mining operator producing 180-190kt[1] of spodumene concentrate in FY26, with expansion to increase capacity to 338kt[2]

- Brownfield expansion scoping study completed with strong economics
- Staged expansion opportunity to increase annual production and reduce unit costs
- Competitive capital returns with estimated expansion capex of US$270mm[2]

Moblan
(60%)



High-grade, long-life project located close to key infrastructure and transport nodes with production target of 300kt per annum of spodumene concentrate

- Drilling program achieved 6.5x increase in Resource base since acquisition; Measured, Indicated and Inferred Mineral Resource of 121Mt @ 1.19% Li_2O[3]
- Strategically located at the southern most portion of the James Bay region of Quebec
- Funded for key pre-development activities to enable FID[2]

Carolina
(100%)


Solar Farm
Mineral Concentrator
West Pit
Overburden Storage
Lithium Hydroxide Plant
East Pit
South Pit

Fully-integrated, strategically located asset designed to produce battery-grade lithium chemicals

- Received mining permit for construction, operation and reclamation in May 2024
- One of only two significant spodumene projects in the U.S.
- Expected to benefit from exceptional infrastructure and close proximity to end customers

1. *See ASX release "December 2025 Quarterly Activities Report" released 28 January 2026. FY26 production guidance based on an SC5.0 product grade.*
2. *See ASX release "Updated NAL Expansion Scoping Study Defines Faster Growth and Lower Costs" for the results of the updated scoping study. Figures converted at CAD/USD = 1.35.*
3. *See ASX release "Moblan increases Resource to 121Mt and Reserves to 48Mt" released 25 August 2025.*

ELEVRA LITHIUM
7

Moblan

Fully funded and clearly defined pathway to FID; MRE growth creates opportunity to evaluate increased annual production

FID development pathway[1]

- Progress baseline environmental studies
- Progress permitting activities
- Hydrogeological and geotechnical drilling
- Further metallurgical sampling and test work
- Review and update of the previous DFS incorporating larger resource base

Moblan Mineral Resources[2]


Mt
+71%
121.0
13.3
101.4
6.3
70.9
21.0
43.6
6.3
DFS...
Current...
Inferred
Indicated
Measured

Moblan 2024 Definitive Feasibility Study[3]

Key Outcomes

300,000t
AVERAGE ANNUAL 6% Li_2O PRODUCTION

C$2.2B
POST-TAX $NPV_{8\%}$

34.4%
POST-TAX IRR

2.3 : 1
AVERAGE LIFE OF MINE STRIP RATIO
(Waste : Ore)

1. *See ASX release "Elevra Announces Transformational Financing Package to Accelerate Growth" and Strategic Funding Presentation released 12 May 2026.*
2. *See ASX release "Moblan increases Resource to 121Mt and Reserves to 48Mt" released 25 August 2025 for current Mineral Resources and ASX release "Moblan Lithium Project Definitive Feasibility Study: Positive Results Deliver C$2.2B NPV" dated 20 February 2024 for DFS Mineral Resources.*
3. *See ASX release "Moblan Lithium Project Definitive Feasibility Study: Positive Results Deliver C$2.2B NPV" dated 20 February 2024.*

ELEVRA LITHIUM
8

Uplift in Demand with Strong Outlook into 2030  Elevra is positioned to take advantage of forecast demand growth through its unique portfolio of development projects  Global Lithium Demand  Mt LCE  ELEVRA LITHIUM  9  Source: JP Morgan Equity Research; April 2026  + 1.5Mt, +74%  North American Lithium Market Balance  Mt LCE  Source: Benchmark Mineral Intelligence Q1 2026 Lithium Forecast Model

 Appendix

 Important Information and Disclaimer  ELEVRA LITHIUM  11  Important Information and Disclaimer  Statements in this presentation are made only as of the date of this presentation unless otherwise stated, and the information in this presentation remains subject to change without notice.  Presentation for the Purposes of Providing Information Only  This presentation is not a prospectus, disclosure document or offering document under Australian law or under the law of any other jurisdiction. It is for informational purposes only. This document does not constitute and should not be construed as, an offer to sell or a solicitation of an offer or invitation to subscribe for, buy, or sell securities in the Company.  Any material used in this presentation is only an overview and summary of certain data selected by the management of the Company. The presentation does not purport to contain all the information that a prospective investor may require in evaluating a possible investment in the Company, nor does it contain all the information which would be required in a disclosure document prepared in accordance with the requirements of the Corporations Act and should not be used in isolation as a basis to invest in the Company. Recipients of this presentation must make their own independent investigations, consideration and evaluation of the Company.  The distribution of this presentation in other jurisdictions outside of Australia may also be restricted by law and any restrictions should be observed. To avoid doubt, this presentation is not for distribution or dissemination within the US and Canada. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.  Disclaimer  No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions or conclusions contained in or derived from this presentation or any omission from this presentation or of any other written or oral information or opinions provided now or in the future to any person.   To the maximum extent permitted by law, neither the Company nor any of its affiliates, related bodies corporate and their respective officers, directors, employees, advisors and agents, nor any other person, accepts any liability as to or in relation to the accuracy or completeness of the information, statements, opinions, or matters (express or implied) arising out of, contained in or derived from this presentation or any omission from this presentation or of any other written of oral information or opinions provided now or in the future to any person.  Forward Looking Statements  This presentation may contain certain forward-looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Sayona Mining Limited’s control. Actual events or results may differ materially from the events or results expected or implied in any forward-looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward-looking statements will be or are likely to be fulfilled. Sayona Mining Limited (Elevra Lithium) undertakes no obligation to update any forward-looking statement or other statement to reflect events or circumstances after the date of this presentation (subject to securities exchange disclosure requirements).  The information in this presentation does not take into account the objectives, financial situation or particular needs of any person.  Nothing contained in this presentation constitutes investment, legal, tax or other advice.  The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and all material assumptions and technical parameters continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements.

 Important Information and Disclaimer  ELEVRA LITHIUM  12  Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources  Standard for Assessing Mineral Reserves and Resources  As a public company listed in Australia and the United States, Sayona Mining is required to comply with the resource estimation standards of both the JORC Code and S-K 1300. Certain of Sayona’s disclosures instead comply with the JORC Code or Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).  Each of these standards contain specific meanings for terms such as “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource”, “proven mineral reserves”, and “probable mineral reserves” for various types of technical studies. Although the principles for reporting mineral resources and reserves, including subcategories of measured, indicated, and inferred resources, are broadly similar under each set of standards, we caution you that estimates prepared solely under the JORC Code are not fully comparable to similarly titled measures disclosed under S-K 1300 or the other reporting and disclosure requirements of the U.S. federal securities laws, rules and regulations.  Mineral Reserves and Resources of the Carolina Lithium Project  Mineral reserve and mineral resource information contained in this presentation for the Carolina Lithium Project was prepared by Piedmont in accordance with S-K 1300 and the JORC Code.  Mineral Reserves and Resources of the North American Lithium, Authier, and Moblan Projects  Mineral reserve and mineral resource information contained in this presentation for the North American Lithium, Authier, and Moblan Projects were prepared in accordance with the JORC Code and NI 43-101. Such information was not prepared in accordance with S-K 1300.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: June 2, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel